To the Board of Directors and Shareholders of the
The Dreyfus/Laurel Funds, Inc.:

We consent to the use of our report dated December 10, 2003 with respect to The Dreyfus/Laurel Funds, Inc. (comprised of Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, and Dreyfus Premier Tax Managed Growth Fund) incorporated herein by reference and to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Counsel and Independent Auditors" in the Statement of Additional Information.

KPMG LLP

New York, New York
May 12, 2004